June 22, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Daniel L. Gordon, Senior Assistant Chief Accountant

Re:	Starwood Property Trust, Inc.
Form 10-K
Filed February 25, 2015
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 9, 2015 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Starwood’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2014

Consolidated Balance Sheets, page 91

COMMENT:

1.

We have reviewed your response to comment 3. We continue to believe that your balance sheet is not in compliance with Rule 5-02 of Regulation S-X. Please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

U.S. Securities and Exchange Commission

June 22, 2015

STARWOOD Response:

We believe that Starwood is dissimilar to all other companies in the mortgage real estate investment trust (“MREIT”) space.  The reason for this is the acquisition by Starwood of LNR Property LLC (“LNR”) on April 19, 2013, which appended a special servicer that invests in subordinate commercial mortgage backed securities (“CMBS”) to a traditional MREIT, setting Starwood in a class by itself with no single competitor containing a comparative business model.  At that point, Starwood began trading, and continues to trade, vastly different from its competitors.

Prior to the acquisition of LNR, Starwood was not meaningfully impacted by the amendments to Accounting Standards Codification (“ASC”) 810, Consolidation, included in Accounting Standards Update (“ASU”) 2009-17, and as a result, its financial statements looked very similar to traditional MREITs.  However, LNR’s financial statements were significantly impacted by these amendments due to its dual role as special servicer and investor in subordinate securities for the same trusts, which led to the consolidation of over 100 CMBS trusts.  The nature of LNR’s business is vastly different from the more typical residential mortgage servicers and other structures for which we believe the consolidation literature was intended and structured.  These other structures are what we believe other MREITs are investing in.

However, Starwood now consolidates over 100 CMBS trusts due solely to LNR’s dual role as CMBS investor and special servicer, a role that is not shared by any other public filer, let alone any filer in the MREIT space.  It is important to note that the legacy Starwood business has no impact to the consolidation of these structures.  In the normal course of business, LNR, comprising our real estate investing and servicing (“REIS”) segment, invests in investment grade, unrated and non-investment grade portions of various issues of CMBS.  A significant portion of LNR’s CMBS holdings are in the lowest tranche of the issued debt of these CMBS trusts.  This tranche is typically referred to as the “controlling class”, which carries the right to name the special servicer of the trust.  LNR’s investment in the controlling class and its role as special servicer together trigger consolidation of these trusts.

In order to understand our presentation for these trusts, it is important to understand the nature of the vehicles themselves.  In structuring these trusts, a third party (normally a financial institution) originates loans and then securitizes those loans into a special purpose vehicle.  Once securitized into a CMBS trust structure, the loans do not trade.  At that point, the loans become part of a closed system, with the special purpose structure effectively transforming the loans into a mathematical waterfall of liability cash flows.  After securitization, the sole purpose of the loans is to provide cash flows to the bondholders of the structure.  LNR is typically a bondholder at the most subordinate level within these structures.  While the loans are restricted from being traded, the liabilities trade regularly, with observable market prices readily available.

At inception, a CMBS trust consists only of performing commercial real estate loans as its assets and debt to bondholders as its liabilities.  Over time, some of those loans default, becoming nonperforming loans which LNR services, and relatively infrequently, nonperforming loans are foreclosed upon, creating a second asset category of foreclosed real estate (“REO”) within the trust prior to the asset being liquidated.

U.S. Securities and Exchange Commission

June 22, 2015

The VIE is deliberately structured as passive whereby a pool of commercial real estate loans is selected for transfer into the VIE and then held constant over its life.  No reinvestment is permitted and the entities are not actively managed.  As a result, individual loans are not permitted to be sold from the trust or traded in the marketplace. These assets are restricted and can only be used to fulfill the obligations of the trust.  The fair value of this type of loan is very different from a loan which would trade freely outside of such a structure.

Due to the difficulties in valuing loans within this type of structure, the guidance outlined in Accounting Standards Update (“ASU”) 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity,” permits an entity to use the financial liabilities of the VIE to value the overall pool of assets of a VIE.  This guidance indicates that the financial assets and financial liabilities of a consolidated collateralized financing entity (“CFE”, which is used synonymously with VIE for purposes of this letter) should be measured using the “more observable of the fair value of the financial assets and the fair value of the financial liabilities.”  In the case of our VIEs, the financial liabilities of a CMBS trust are more observable, and we thus apply this approach in consolidating these vehicles.

This approach results in the fair value of the assets of the VIE equaling the liabilities of the VIE.  Because VIE assets in total equal VIE liabilities in total, distinguishing an asset between a loan and an REO does not provide any incremental value and would result in assigning a residual number to either loans or REO.  Further, distinguishing between loans and REO would be arbitrary given the VIE liabilities are measured by looking into securitization markets, while the unit of account for the loans and REO would be the individual asset level.  The difficulties of reliably fair valuing the assets inside a CMBS structure was detailed in our comment letter to the FASB dated October 15, 2013.  Relevant portions of that letter are repeated herein.

Upon our initial adoption of the provisions of ASU 2009-17, we attempted to implement the standard using a very similar methodology to what you are requesting.  In doing so, we encountered numerous difficulties and significant limitations, some of which we found impossible to overcome.  We spent significant resources, both in time and cost, in the over twelve months in which we attempted to implement the standard pursuant to this approach. We consulted with the most experienced experts in this space, and ultimately concluded that the results were unreliable measurements that could not be validated by management.

The reason the assets of a CMBS trust are difficult to value, particularly for a special servicer, are multifold.  A special servicer has no visibility into the performing loans of a CMBS trust.  The industry delinquency rate for U.S. issued conduit CMBS has averaged less than 10% historically.  This is the only portion of the assets for which the special servicer has detailed knowledge.  As such, in order to determine the value of the remaining 90% of the trust’s assets that are performing, we engaged a nationally recognized third party pricing service.  The results proved to be inconsistent and were formulated by a proprietary, statistical regression created by the third party pricing service that Starwood management had no ability to verify or observe.

The determination of fair value for the loans securitized by a securitization trust contains inherent limitations and is subject to significant judgment.  As noted above, these loans are maintained in a static CMBS trust and are unable to be sold if the loans are performing.  As such, there is no active market related to these assets.  In order to properly fair value this pool of

U.S. Securities and Exchange Commission

June 22, 2015

commercial real estate loans, certain factors related to the loans and the underlying real estate collateral must be considered.  Certain of these factors are objective and observable such as loan vintage, loan interest rate, market interest rate, loan to value ratio at origination, debt service coverage ratio, payment history, collateral type and collateral location.

These are the factors which were utilized by the pricing service in valuing the loans.  However, we have no visibility into the details behind the pricing service’s calculation of each loan’s fair value.  The pricing service collects a standardized set of information which they believe to be predictive of a loan’s selling price. Through a multiple regression analysis based on actual loan trade data, the pricing service determines a set of statistically relevant variables that affect an asset’s price and estimates its corresponding coefficients. Fair value is estimated by applying these coefficients to an existing loan’s relevant variables.  This formula is inherently very subjective, and due to its proprietary nature, is invisible to management of the entity that has to report these values in its financial statements.

In addition to factors that may be deemed objective, other more subjective factors are often unobservable and unavailable, including borrower intent with respect to the asset, whether the asset is a “trophy” asset, the special servicer of the asset, the experience, expertise and sophistication of the property owner/manager, and the structure of the loan itself.  In addition to these factors, other factors inherent in a securitization structure should ideally be considered, including diversification of the assets, credit enhancement, liquidity of the debt and desired yield of investors.

However, these factors are not considered in pricing an individual loan.  Rather, pricing is based on inputs which are not necessarily all inclusive, with the determination of price made by a third party pricing service who may not have access to all relevant data related to the loan.  While the pricing service maintains comparable data for both nonperforming loans inside the CMBS trust and values for the underlying collateral, the exact asset is not traded and the assets which do trade may not necessarily be deemed similar to the asset being priced.  The evaluation of price is based on the perception of one market participant and lacks transparency in terms of the specific computation behind the regression analysis which ultimately determines the price.  Many of the inputs discussed above are not able to be derived (or individually inferred) from transparent, market-based data.

The area where we as special servicer have some visibility is on the REO assets.  However, on a dollars basis, the REO assets are insignificant to VIE assets, representing only 4% of such assets.   From a practical standpoint, our VIE asset pool currently contains approximately 500 REO properties, and determining a fair value for each of these 500 properties on a quarterly basis would be an extremely time consuming effort because it would involve tracking each of these 500 real estate assets during a relatively short holding period.  More importantly, it would not result in the most accurate information.  Under ASU 2014-13, we would still have to fair value the liabilities for each VIE and subtract this number to arrive at a residual for the loan pool.  Given the relatively small balance of REO and the short period until liquidation of this real estate, we do not believe this exercise would result in any incremental utility to the users of our financial statements, and ultimately, would be less accurate than our current methodology.  It would force us to present a line item on our balance sheet for the loan pool that is simply a residual difference as opposed to a number that is meaningful and correct on a stand-alone basis.

U.S. Securities and Exchange Commission

June 22, 2015

Management would have to assert that each of the two line items for REO and loans is correct, knowing that VIE assets can only be correct in total.

Because CMBS trust financial liabilities are more observable, the methodology prescribed by ASU 2014-13 effectively results in a derived number for VIE assets as a pool.  This makes sense because, in the case of a CMBS trust, all of the assets as a pool are used to satisfy the liabilities of the trust.  This methodology is ultimately designed to arrive at the critical conclusion for investors, which is for the consolidated net income (loss) of a reporting entity to only reflect amounts that reflect changes in its own economic interests in the consolidated trust.  Any segregation of the assets beyond the total pool would result in balances that are not meaningful because (i) a bondholder could not access those assets individually; and (ii) determining a precise value for these assets would be nearly impossible.  Said another way, as two lines in our balance sheet, the numbers would be allocations of a total liability number, one of which is a residual difference, whereas in total, they agree to a market value that is observable.

Based on the above, we arrived at our current presentation of including all of the assets of a VIE in a single line on our balance sheet.  We continue to believe this presentation is consistent with Rule 5-02 of Regulation S-X and results in the most accurate and reliable measure of assets, with the overall objective of financial reporting to provide meaningful information to investors.  We suggest including as a supplemental disclosure in future filings, added disclosure to our footnotes describing the components of VIE assets and the reasons for which the presentation is more appropriate and correct as a single line item.

* * * * *

U.S. Securities and Exchange Commission

June 22, 2015

Starwood hereby acknowledges that:

•	Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2014 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Starwood’s filings; and

•	Starwood may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We acknowledge and appreciate that the nature of our VIEs and their implications to our financial statements are complex. We would welcome a discussion with you on this topic to assist you in better understanding these vehicles.  In the meantime, should you need any further information, please contact Rina Paniry, Chief Financial Officer, by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry

Chief Financial Officer